Exhibit 99.1

China Digital TV Announces Unaudited Fourth Quarter and Full Year 2017 Results

BEIJING, China, March 27, 2018 – China Digital TV Holding Co., Ltd. (OTC: STVVY) (“China Digital TV” or the “Company”), a leading provider of cloud platforms embedded with gaming and other applications to PRC digital television and telecommunication network operators, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2017.

Mr. Jianhua Zhu, Chief Executive Officer of China Digital TV, stated, “We are pleased with our solid performance in the fourth quarter, rounding out an eventful 2017. During the year, we made notable progress in our user base expansion. By the end of 2017, the total number of registered users on our cloud platform increased by 56% to 7.8 million from 5.0 million in the prior year period. In addition to the traditional cloud platform services, we will remain focused on our research and development (“R&D”) efforts in Cloud Virtual Reality (“VR”) and Cloud Computing integration. Leveraging our industry-leading capabilities in cloud computing and cloud platform servicing, we are confident we can utilize the Cloud VR technology for our gaming and other applications to deliver great experience to our users. ”

Mr. Zhenwen Liang, Chief Financial Officer of China Digital TV, stated, “We are pleased to conclude 2017 with solid growth in our cloud business in the fourth quarter. Our net revenues increased by 290.0% year over year to US$3.0 million for the fourth quarter, and by 45.7% year over year to US$6.2 million for the full year. We believe the solid performance in both our revenue and profitability enables us to further expand platform coverage, enrich content offerings, and generate value for our shareholders.”

Investor Update

Beginning January 1, 2018, the Company will disclose its financial results in the form of Interim Reports on a half-year and full-year basis. For more information or inquiries please contact ir@chinadtv.cn.

Fourth Quarter 2017 Results1

China Digital TV’s net revenues increased by 290.0% to US$3.0 million from US$0.8 million in the prior year period. The increase in net revenues was primarily due to increased revenues from both system integration and system development services in the fourth quarter of 2017.

Cost of revenues decreased by 37.4% to US$0.4 million from US$0.6 million in the prior year period. The decline in cost of revenues was primarily due to a decrease in cost of revenues from products in the fourth quarter of 2017.

Gross profit in the fourth quarter of 2017 was US$2.7 million, as compared with US$0.2 million in the prior year period. Gross margin, which is equal to gross profit divided by net revenues, was 87.9% in the fourth quarter of 2017, compared to 24.4% in the prior year period. The increase in gross margin was mainly due to increased revenue contributions from system integration and system development services during the fourth quarter of 2017, which have a relative higher gross margin than the Company’s product sales.

Operating expenses in the fourth quarter of 2017 increased by 16.3% to US$3.4 million from US$2.9 million in the prior year period.

●	Research and development expenses in the fourth quarter of 2017 decreased by 38.5% to US$1.0 million from US$1.6 million in the prior year period. The decline was mainly due to decreases in share-based compensation related to Beijing Cyber Cloud Co., Ltd., (“Cyber Cloud”), and rental expenses.

1Unless otherwise stated, all financial statement measures stated in this press release are based on generally accepted accounting principles in the United States (“U.S. GAAP”).

●	Selling and marketing expenses in the fourth quarter of 2017 decreased by 65.0% to US$0.3 million from US$0.9 million in the prior year period. The decrease was mainly due to decreases in share-based compensation related to Cyber Cloud, and personnel related expenses resulting from lower headcount.

●	General and administrative expenses in the fourth quarter of 2017 increased by 67.6% to US$0.8 million from US$0.5 million in the prior year period. The increase was mainly due to an increase in consulting expenses resulting from the appeal process following the NYSE delisting.

●	Impairment loss of goodwill, intangible assets and property and equipment at the amounts of US$0.7 million, US$0.2 and US$0.4 million, respectively, was recorded in the fourth quarter of 2017.

Loss from operations in the fourth quarter of 2017 decreased by 72.6% to US$0.8 million from US$2.7 million in the prior year period.

Income tax expenses in the fourth quarter of 2017 was US$0.05 million, which remained stable as compared to that of the prior year period.

Net loss attributable to China Digital TV Holding Co., Ltd in the fourth quarter of 2017 was US$0.7 million, as compared to net income of US$46.3 million in the prior year period. The decrease was primarily due to a gain from the sale of Beijing Super TV in the prior year period.

Non-GAAP net loss2 attributable to China Digital TV Holding Co., Ltd in the fourth quarter of 2017 was US$0.7 million, as compared to net income of US$46.9 million in the prior year period3.

Balance Sheet

As of December 31, 2017, China Digital TV had cash and cash equivalents and term deposits totaling US$26.8 million.

Full Year 2017 Results

China Digital TV’s net revenues increased by 45.7% to US$6.2 million from US$4.2 million in the prior year. The increase in net revenues was primarily due to increased revenues from both system integration and system development.

Cost of revenues in 2017 increased by 4.0% to US$1.6 million from US$1.5 million in the prior year.

Gross profit in 2017 increased by 69.0% to US$4.6 million from US$2.7 million in the prior year. Gross margin, which is equal to gross profit divided by net revenues, increased to 74.4% in 2017 from 64.1% in the prior year. The increase in gross margin was mainly due to increased revenue contributions from system integration and system development services during the full year of 2017, which have a relative higher gross margin than the Company’s product sales.

Operating expenses in 2017 decreased by 18.7% to US$9.9 million from US$12.1million in the prior year.

●	Research and development expenses in 2017 decreased by 29.5% to US$4.0 million from US$5.7 million in the prior year. The decline was mainly due to a decrease in project expenses, rental expenses and personnel related expenses resulting from lower headcount.

2 Non-GAAP net loss is defined as net loss excluding certain non-cash expenses, such as share-based compensation expenses, and amortization of acquired intangible assets from business acquisitions.

3 For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures” set forth at the end of this release.

●	Selling and marketing expenses in 2017 decreased by 36.0% to US$1.8 million from US$2.7 million in the prior year. The decline was mainly due to a decrease in personnel related expenses and share-based compensation related to Cyber Cloud.

●	General and administrative expenses in 2017 remained relatively stable at US$3.6 million, as compared with US$3.7 million in the prior year.

●	Impairment loss of goodwill, intangible assets and property and equipment at the amounts of US$0.7 million, US$0.2 and US$0.4 million, respectively, were recorded in 2017.

●	Gain from disposal of assets was US$0.8 million as a result of the Company’s sale of its long-lived assets in 2017.

Loss from continuing operations in 2017 narrowed by 43.9% to US$5.3 million from US$9.4 million loss from operations in the prior year.

Income tax expenses in 2017 increased by 195.6% to US$0.3 million from US$0.1 million in the prior year period.

Net loss attributable to holders of ordinary shares in 2017 was US$3.1 million, as compared with net income of US$45.4 million in the prior year. The decrease was primarily due to a gain from the sale of Beijing Super TV in the prior year period.

●	Net loss from continuing operations attributable to China Digital TV Holding Co., Ltd narrowed by 62.9% to US$2.7 million in 2017 from US$7.2 million net loss in the prior year.

●	Net loss from discontinued operations attributable to China Digital TV Holding Co., Ltd was US$0.4 million in 2017, as compared with net income of US$52.6 million in the prior year.

About China Digital TV

Founded in 2004, China Digital TV is a leading provider of cloud platforms, with gaming and other applications embedded, to PRC digital television and telecommunication network operators, enabling them to bring these applications to household television sets and other mobile devices.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook and comments by management in this announcement about trends in the cloud computing, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the cloud computing, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the cloud computing, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

ICR, Inc.

Bill Zima

Tel: +1 (646) 328-1950

Email: stv@icrinc.com

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income(Loss)

(in thousands of U.S. dollars, except share and per share data)

	For the three months ended
	December 31,	September 30,	December 31,
	2017	2017	2016

Total revenues	$3,057	$1,199	$782
Taxes and surcharges	(23)	(2)	(4)
Net revenues	3,034	1,197	778

Cost of revenues	(368)	(351)	(588)

Gross profit	2,666	846	190

Operating expenses:
Research and development expenses	(955)	(1,085)	(1,553)
Selling and marketing expenses	(314)	(384)	(898)
General and administrative expenses	(818)	(1,216)	(488)
Impairment of property and equipment	(425)	-	-
Impairment of intangible assets	(217)	-	-
Impairment of goodwill	(690)	-	-
Total operating expenses	(3,419)	(2,685)	(2,939)

Operating loss	(753)	(1,839)	(2,749)

Interest income	5	83	79
Other income/(expense), net	33	(43)	877
Loss before income tax expenses	(715)	(1,799)	(1,793)
Income tax expenses	(52)	(89)	(51)
Net loss from continuing operations	(767)	(1,888)	(1,844)
Discontinued operations
Income from the operations of discontinued operations, net of income taxes	-	-	5,165
Gain on disposal of discontinued operation, net of tax	-	-	43,190
Income from discontinued operations, net of income taxes	-	-	48,355
Net (loss)/income	(767)	(1,888)	46,511
Less: Net (loss)/income attributable to noncontrolling interest	(27)	(280)	175
Net loss/(income) attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	$(740)	$(1,608)	$46,336

Amounts attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.:
Net loss from continuing operations	(740)	(1,608)	(1,333)
Net income from discontinued operations	-	-	47,669
Net (loss)/income attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	$(740)	$(1,608)	$46,336

Net (loss)/income	$(767)	$(1,888)	$46,511
Other comprehensive income/(loss)
Foreign currency translation adjustment	283	256	(2,680)
Reclassification of foreign currency translation adjustment	-	-	(16,685)
Total other comprehensive income/(loss)	283	256	(19,365)
Comprehensive (loss)/income	(484)	(1,632)	27,146
Less: Comprehensive income/(loss) attributable to noncontrolling interest	35	(223)	(120)
Comprehensive (loss)/income attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	$(519)	$(1,409)	$27,266

(Loss)/earnings per share-basic and diluted:
Basic (loss)/earnings per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.:
Net loss from continuing operations	$(0.01)	$(0.03)	$(0.02)
Net income from discontinued operations	-	-	0.79
Net (loss)/income	$(0.01)	$(0.03)	$0.77

Weighted average shares used in calculating earnings/(loss) per ordinary share
Basic	63,508,656	63,508,656	60,233,803
Diluted	63,508,656	63,508,656	60,233,803

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars)

	December 31,	December 31,
ASSETS	2017	2016
Current assets:
Cash and cash equivalents	$24,425	$117,292
Restricted cash	-	4,753
Term deposits	2,376	2,344
Short-term investments	3,783	-
Notes receivable	-	81
Accounts receivable, net	1,931	500
Inventories	145	4
Prepaid expenses and other current assets	1,124	1,611
Total current assets	33,784	126,585
Property and equipment, net	-	421
Intangible assets, net	-	258
Goodwill	-	655
Deferred income tax assets	-	52
Total assets	33,784	127,971

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	350	445
Accrued expenses and other current liabilities	2,347	2,557
Deferred revenue and deferred income- current	1,526	1,382
Government subsidies-current	70	81
Total current liabilities	4,239	4,465
Deferred revenue - non-current	248	125
Government subsidies - non-current	261	310
Total liabilities	4,802	4,900

Total equity	28,982	123,071
TOTAL LIABILITIES AND EQUITY	$33,784	$127,971

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(in thousands of U.S. dollars, except share and per share data )

	For the year ended
	December 31,	December 31,
	2017	2016

Total revenues	6,201	4,240
Taxes and surcharges	(41)	(12)
Net revenues	6,160	4,228
Total Cost of Revenues	(1,578)	(1,517)
Gross Profit	4,582	2,711

Operating expenses:
Research and development expenses	(3,985)	(5,655)
Selling and marketing expenses	(1,758)	(2,747)
General and administrative expenses	(3,618)	(3,739)
Impairment of property and equipment	(425)	-
Impairment of intangible assets	(217)	-
Impairment of goodwill	(690)	-
Gain from disposal of assets	822	-
Total operating expenses	(9,871)	(12,141)

Operating loss	(5,289)	(9,430)

Interest income	1,206	105
Gain from disposal of an equity method investments	-	95
Other income, net	710	1,088
Loss before income taxes	(3,373)	(8,142)
Income tax expenses	(337)	(114)
Net loss from continuing operations	(3,710)	(8,256)
Discontinued operations
(Loss)/income from the operations of discontinued operations, net of income taxes	(389)	10,445
Gain on disposal of discontinued operation, net of tax	-	43,190
(Loss)/income from discontinued operations, net of income taxes	(389)	53,635
Net (loss)/income	(4,099)	45,379
Less: Net loss attributable to noncontrolling interest	(1,031)	(39)
Net (loss)/income attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	$(3,068)	$45,418

Amounts attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.:
Net loss from continuing operations	(2,679)	(7,226)
Net (loss)/income from discontinued operations	(389)	52,644
Net (loss)/income attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	$(3,068)	$45,418

Net (loss)/income	$(4,099)	$45,379
Other comprehensive income/(loss)
Foreign currency translation adjustment	866	(5,652)
Reclassification of foreign currency translation adjustment	-	(16,685)
Total other comprehensive income/(loss)	866	(22,337)
Comprehensive (loss)/income	(3,233)	23,042
Less: Comprehensive loss attributable to noncontrolling interest	(884)	(437)

Comprehensive (loss)/income attributable to ordinary shareholders of China Digital TV Holding Co., Ltd	$(2,349)	$23,479

Earnings/(loss) per share-basic and diluted:
Basic earnings/(loss) per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.:
Net loss from continuing operations	$(0.04)	$(0.12)
Net (loss)/income from discontinued operations	(0.01)	$0.87
Net (loss)/income	$(0.05)	0.75

Weighted average shares used in calculating earnings/(loss) per ordinary share
Basic	62,372,111	60,199,096
Diluted	62,372,111	60,199,096

Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to holders of ordinary shares excludes certain non-cash expenses, such as share-based compensation expenses, amortization of intangible assets acquired from business acquisitions. The Company believes that the Non-GAAP net income provides meaningful supplemental information regarding the Company’s performance by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash flow perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net (loss)/income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

	For the three months ended
	December 31,	September 30,	December 31,
	2017	2017	2016
	(in U.S. dollars, in thousands)

Net (loss)/income attributable to China Digital TV Holding Co., Ltd shareholders - GAAP	$(740)	$(1,608)	$46,336
Share-based compensation expenses	80	84	590
Amortization of intangible assets from business acquisitions	5	5	11
Net (loss)/income attributable to China Digital TV Holding Co., Ltd shareholders - Non-GAAP	$(655)	$(1,519)	$46,937